Nu Skin Enterprises, Inc.
                             75 West Center Street
                               Provo, Utah 84601


                                October 25, 1999

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Nu Skin Enterprises, Inc.
                  Registration Statement on Form S-3
                  File No. 333-78415

Ladies and Gentlemen:

         Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, Nu Skin Enterprises, Inc. hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-78415), together with all exhibits. The Registration Statement was originally filed with the Commission on May 14, 1999.

         Pursuant to the Registration Statement, Nu Skin Enterprises proposed to register certain shares of its Class A Common Stock, $.001 par value per share, for issuance to the public. Nu Skin Enterprises, upon consultation with the underwriters, has decided not to proceed with the offering at this time. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

         Nu Skin Enterprises requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as soon as possible.

                                  Sincerely,

                                  Nu Skin Enterprises, Inc.

                                  By:  /s/ Steven J. Lund
                                       ------------------------
                                       Steven J. Lund

                                  Its: President and Chief Executive Officer